Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 24, 2015 relating to (1) the 2014 and 2013 consolidated financial statements and the retrospective adjustments to the 2012 financial statement disclosures of HomeStreet, Inc., and (2) the effectiveness of HomeStreet, Inc.’s internal control over financial reporting as of December 31, 2014 (which report expresses an adverse opinion on the effectiveness of the HomeStreet, Inc.’s internal control over financial reporting because of a material weakness), appearing in the Annual Report on Form 10-K of HomeStreet, Inc., for the year ended December 31, 2014, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP
Seattle, Washington
October 14, 2015